

16014829

aKB

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2016
Washington DC
404

SEC FILE NUMBER
8- 50015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Minnesota Drive, Suite 200
(No. and Street)

Edina	Minnesota	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amy Anderson (952) 223-8429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225	Edina	Minnesota	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMB

OATH OR AFFIRMATION

I, Amy Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Controller

Title

Notary Public


PATTI EILEEN CARLIN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

FINANCIAL STATEMENT

For the Year Ended December 31, 2015

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENT

For the Year Ended December 31, 2015



BDO USA, LLP

Tel: 952-854-5?00
Fax: 952-854-116?
www.bdo.com

7650 [illegible]
Edina, MN 55435

Report of Independent Registered Public Accounting Firm

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statement of financial condition of TripleTree, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TripleTree, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Edina, Minnesota
February 29, 2016

TRIPLETREE, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$ 12,587,454
Receivables from customers	765,596
Due from related parties	957,484
Prepaid expenses	465,369
Property and equipment, net	1,126,582
Total assets	$ 15,902,485

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 211,649
Accrued compensation	3,255,987
Distributions payable	1,289,075
Deferred rent	629,597
Other accrued expenses	37,133
Total liabilities	5,423,441
Commitments and contingencies	-
Member's equity	10,479,044
Total member's equity	10,479,044
Total liabilities and member's equity	$ 15,902,485

See accompanying notes to financial statements.

TRIPLETREE, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2015

1. Organization and Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC ("Company") is a privately held Minnesota limited liability company, wholly owned by TripleTree Holdings, LLC ("Holdings"). Pursuant to the Company's articles of organization, the Company will exist for a thirty-year period expiring January 13, 2027. The Company operates as a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States. The Company's corporate offices are located in Edina, Minnesota.

The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Basis of Presentation:

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

For purposes of statement of financial condition presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds, and highly liquid debt instruments with an original purchase date maturity of less than 90 days to be cash and cash equivalents.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and receivables from customers. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at high quality financial institutions. The Company has not experienced any losses to date related to these balances. At December 31, 2015, the Company had deposits in excess of federally insured amounts aggregating $12,206,846 at two financial institutions.

Receivables from customers arise from the Company providing investment banking services to its customers located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees and generally does not require any collateral from its customers. At December 31, 2015, 80% of receivables from customers were owed by two customers.

During 2015, the Company had revenue from four customers which represented 54% of investment banking fees, and of which there was a $500,000 hold-back receivable from one customer at December 31, 2015. The receivable is not due within one year and has a maximum term of 5 years.

1. Organization and Summary of Significant Accounting Policies (Continued)

Receivables from Customers and Allowance for Doubtful Accounts:

The Company evaluates the collectability of receivables from customers based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. There was no allowance for doubtful accounts recorded at December 31, 2015.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using the straight-line method and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition:

Over the term of an investment banking engagement, the Company typically receives monthly non-refundable retainer fees. These monthly retainer fees are recognized as revenue in the month in which they are earned. The Company also receives success fees on investment banking engagements which are earned and recognized upon the closing of an investment banking transaction.

Income Taxes:

The Company is considered a disregarded entity for income tax purposes and, therefore reported as a branch on Holdings income tax returns. Holdings is treated as a partnership for income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued):

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. Tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes any income tax filing positions and deductions attributable to the Company in Holdings' partnership tax return will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded or allocated by Holdings at December 31, 2015. In accordance with the guidance, the Company has adopted a policy which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense, and any related penalties will be classified in other administrative expenses in the statement of income. The tax years open and subject to examination include the years ended December 31, 2012 through 2015.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. Property and Equipment

Property and equipment consisted of the following at December 31:

	2015	Estimated Useful Lives In Years
Office furniture and equipment	$ 608,381	7
Computer equipment	333,807	5
Leasehold improvements	1,042,645	7.5
Total property and equipment	1,984,833	
Less accumulated depreciation	(858,251)	
Property and equipment, net	$ 1,126,582	

Depreciation expense was $257,912 for the year ended December 31, 2015.

3. **Member's Equity**

Authorized, issued and outstanding units at December 31, 2015 were as follows:

	Units
	Voting Class A Common
Authorized units	20,000,000
Issued and outstanding	5,173,333

The Company has a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution can be modified or forgone.

4. **Commitments and Contingencies**

Operating Leases:

During 2013, the Company and Holdings, jointly executed a non-cancellable office lease. The lease provides for increasing monthly base rent payments over the lease term plus a pro-rata share of operating expenses and real estate taxes. The Company recognizes rent expense on a straight-line basis over the term of the lease, and recognizes the difference between the straight-line expense and the cash payments as deferred rent in the accompanying statement of financial condition. The lease expires December 2020 and has a renewal option for an additional five years. The Company pays its pro-rata portion of the office space representing 75% of the total leased space, with Holdings and its other subsidiaries occupying and paying the costs associated with the remaining 25% of the leased office space. If Holdings and its other subsidiaries were not able to meet their obligation of paying their 25% portion, the Company would be responsible to cover these payments.

The Company also leases equipment under a non-cancelable lease expiring June 2018.

Future minimum rental payments, for the Company's pro-rata portion (75%) of the leased office space and equipment, are as follows for the years ending December 31:

2016	349,878
2017	354,837
2018	343,552
2019	332,266
2020	337,225
	$1,717,758

Total rent expense aggregated $504,788 for the year ended December 31, 2015.

5. Related Party Transactions

The Company pays and is reimbursed certain general and administrative expenses incurred on behalf of TTCP Management Services, LLC ("TTCP"), a wholly owned subsidiary of Holdings. During 2015, the Company paid an aggregate of $801,906 of expenses on behalf of TTCP, all of which was reimbursed as of December 31, 2015 except for $656,258, which is reflected in due from related parties on the accompanying statement of financial condition.

Beginning in 2015, the Company pays and is reimbursed for compensation expenses incurred on behalf of TripleTree Holdings. During 2015, the Company paid an aggregate of $691,701 of expenses on behalf of Holdings, all of which was reimbursed as of December 31, 2015 except for $301,226, which is reflected in due from related parties on the accompanying statement of financial condition.

6. 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all of its employees. Participants may contribute a percentage of compensation up to the maximum allowed by the Internal Revenue Code. The Plan also provides for discretionary matching and profit sharing contributions. The Company made $164,286 discretionary contributions for the year ended December 31, 2015.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $7,164,013, which was $6,802,450 in excess of its required net capital of $361,563. The Company's ratio of aggregate indebtedness to net capital was .76:1 at December 31, 2015.

8. Reserve Requirements SEC Rule 15c-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under (k)(2)(i) exemptive provision.